Exhibit 4.1

FIRST SUPPLEMENTAL INDENTURE

Dated as of October 29, 2012

to the

INDENTURE

Dated as of May 17, 2010

between

MCE FINANCE LIMITED, as Company

and

THE BANK OF NEW YORK MELLON, as Trustee and Collateral Agent

10.25% Senior Notes due 2018

THIS FIRST SUPPLEMENTAL INDENTURE (the “Supplemental Indenture”) dated as of October 29, 2012 between MCE Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”) and The Bank of New York Mellon, as Trustee (the “Trustee”) and Collateral Agent (the “Collateral Agent”).

RECITALS

A. WHEREAS, the Company and the Trustee have executed and delivered an Indenture dated as of May 17, 2010 (the “Indenture”) governing the Company’s 10.25% Senior Notes due 2018 (the “Notes”);

B. WHEREAS, Section 9.02 of the Indenture provides that the Company and the Trustee may enter into a supplemental indenture amending provisions of the Indenture and the Notes with the consent of Holders of not less than a majority in aggregate principal amount of the then outstanding Notes;

C. WHEREAS, the Company has been soliciting consents (the “Consent Solicitation”) to amend certain provisions of the Indenture and to waive all past non-compliance or defaults under the Indenture arising or resulting from any failure by any person to comply with any of the provisions of the Indenture which are subject to certain of such amendments and any related provisions and definitions upon the terms and subject to the conditions set forth in its Consent Solicitation Statement dated October 22, 2012, as amended and restated on October 26, 2012, and the related Consent Form dated October 22, 2012, as amended and restated on October 26, 2012;

D. WHEREAS, Bondholder Communications Group, LLC, as information and tabulation agent under the Consent Solicitation, has advised the Company that it has received validly executed consents to the amendments and waivers sought in the Consent Solicitation from Holders representing a majority of the aggregate principal amount outstanding of Notes on or prior to the date hereof and that those consents have not been revoked; and

E. WHEREAS, all things necessary for the execution of this Supplemental Indenture and to make this Supplemental Indenture a valid and binding agreement of the Company and the Trustee have been done.

NOW, THEREFORE, for and in consideration of the foregoing premises, the Company and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders:

ARTICLE I

Section 1.1	Amendments to Indenture.

(a) Clause (8) of the definition of “Asset Sale” in Section 1.01 of the Indenture is hereby deleted in its entirety and replaced with the following:

(8) a Restricted Payment (including any payments made under, pursuant to or in connection with any services agreements and any related agreements or arrangements, including reimbursement agreements, with Excluded Projects) that does not violate the provisions of Section 4.07 hereof or a Permitted Investment, and any transactions or arrangements involving contractual rights under, pursuant to or in connection with any services agreements and related agreements or arrangements, including reimbursement agreements, with Excluded Projects, including any amendments, modifications, supplements, extensions, replacements, terminations or renewals.

(b) The definition of “Permitted Investments” in Section 1.01 of the Indenture is hereby deleted in its entirety and replaced with the following:

“Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company that is a Subsidiary Guarantor;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(A) such Person becomes a Restricted Subsidiary of the Company and a Guarantor; or

(B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is a Guarantor;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 4.10 hereof;

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(6) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7) Investments represented by Hedging Obligations;

(8) loans or advances to employees made in the ordinary course of business of the Company or any Restricted Subsidiary of the Company in an aggregate principal amount not to exceed US$1.0 million at any one time outstanding;

(9) repurchases of the Notes;

(10) any Investments consisting of gaming credit extended to customers and junket operators in the ordinary course of business and consistent with applicable law, and any Investments made or deemed to be made in connection with or through any transactions or arrangements involving contractual rights under, pursuant to or in connection with any services agreements and related agreements or arrangements, including reimbursement agreements, with Excluded Projects, including any amendments, modifications, supplements, extensions, replacements, terminations or renewals;

(11) deposits made by the Company or any of its Restricted Subsidiaries in the ordinary course of business to comply with statutory or regulatory obligations (including land grants) to maintain deposits for the purposes specified by the applicable statute or regulation (including land grants) from time to time;

(12) any Investment consisting of a Guarantee permitted by Section 4.09 and performance guarantees that do not constitute Indebtedness entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(13) pledges or deposits (x) with respect to leases or utilities provided to third parties in the ordinary course of business or (y) otherwise described in the definition of “Permitted Liens”; and

(14) other Investments in any Person other than an Affiliate of the Company having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (14) that are at the time outstanding, not to exceed US$5.0 million.

(c) The definition of “Permitted Liens” in Section 1.01 of the Indenture is hereby deleted in its entirety and replaced with the following:

“Permitted Liens” means:

(1) Liens on assets of the Company or any of its Restricted Subsidiaries securing Indebtedness incurred pursuant to clause (1) of Section 4.09(b) hereof;

(2) Liens created by this Indenture and the Pledge of Intercompany Note with respect to the Notes and Note Guarantees issued on the date of this Indenture and the Exchange Notes and the related Note Guarantees to be issued pursuant to the Registration Rights Agreement;

(3) Liens in favor of the Company or the Subsidiary Guarantors;

(4) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Subsidiary;

(5) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(6) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business, any netting or set-off arrangement entered into by the Company or any Restricted Subsidiary in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances of the Company or any Restricted Subsidiary but only so long as: (i) such arrangement does not permit credit balances of the Company or the Restricted Subsidiaries to be netted or set off against debit balances of persons which are other Persons; and (ii) such arrangement does not give rise to other Liens over the assets of the Company or any Restricted Subsidiary in support of liabilities of persons other than the Company or its Restricted Subsidiaries;

(7) Liens created in favor of a plaintiff or defendant in any proceedings as security for costs or expenses;

(8) Liens arising under any retention of title, hire purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to the Company or its Restricted Subsidiaries in the ordinary course of trading and on the supplier’s standard or usual terms and not arising as a result of any default or omission by the Company or its Restricted Subsidiaries provided that the aggregate value of all assets subject to any such Liens shall not exceed US$5.0 million;

(9) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by Section 4.09(b)(4) covering only the assets acquired with or financed by such Indebtedness;

(10) Liens existing on the date of this Indenture (other than Liens securing the Senior Credit Agreement);

(11) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(12) Liens over goods, documents of title to goods and related documents and insurances and their proceeds to secure liabilities of the Company or any of its Restricted Subsidiaries in respect of letters of credit, trust receipts, import loans or shipping guarantees issued or granted for all or part of the purchase price and costs of shipment, insurance and storage of goods acquired by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(13) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods in the ordinary course of business;

(14) Liens or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation of all applicable laws;

(15) Liens on assets deemed to arise in connection with and solely as a result of the execution, delivery or performance of contracts to sell such assets if such sale is otherwise permitted under this Indenture;

(16) Liens arising, subsisting or imposed by law, including but not limited to carrier’s, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(17) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially impair their use in the operation of the business of such Person;

(18) Liens created for the benefit of (or to secure) the Notes or the Note Guarantees;

(19) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under this Indenture; provided, however, that:

(A) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(B) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(20) Liens securing Hedging Obligations permitted to be incurred under Section 4.09(b)(8);

(21) Liens arising under customary provisions limiting the disposition or distribution of assets or property or any related restrictions thereon in operating agreements, joint venture agreements, partnership agreements, contracts for sale and other agreements arising in the ordinary course of business; provided, that such Liens do not extend to any assets of the Company or any Restricted Subsidiary other than the assets subject to such agreements or contracts;

(22) Liens on the Equity Interests of Unrestricted Subsidiaries;

(23) Liens created or Incurred under, pursuant to or in connection with any services agreements and related agreements or arrangements, including reimbursement agreements, with Excluded Projects with respect to revenues, receipts, distributions or sale proceeds generated or derived from, or other rights in, Excluded Projects; and

(24) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed US$10.0 million at any one time outstanding.

(d) Section 4.07(b)(8) of the Indenture is hereby deleted in its entirety and replaced with the following:

(8) (a) any Restricted Payment (including any payments made under, pursuant to or in connection with any services agreements and any related agreements or arrangements, including reimbursement agreements, with Excluded Projects) made from net revenues and receipts, distributions or sale proceeds generated or derived from Excluded Projects and (b) any Restricted Payment in an aggregate amount, when taken together with all other Restricted Payments made pursuant to this clause (8)(b), not to exceed US$400.0 million to fund the development of Studio City, which is currently envisioned to be an approximately 463,000 gross square meter project to be constructed on an approximately 130,789 square meter parcel of land in the reclaimed area between Taipa and Coloane Island (Cotai), Lotes G300, G310 and G400, registered with the Macau Real Estate Registry under no. 23059 and which is currently envisioned to contain retail, hotel, gaming, entertainment, food and beverage outlets and entertainment studios and other facilities; and

(e) Section 4.11(b)(6) of the Indenture is hereby deleted in its entirety and replaced with the following:

(6) Restricted Payments (including any payments made under, pursuant to or in connection with any services agreements and any related agreements or arrangements, including reimbursement agreements, with Excluded Projects) that do not violate Section 4.07 hereof;

(f) Section 4.11(b)(8) of the Indenture is hereby deleted in its entirety and replaced with the following:

(8) (a) transactions or arrangements under, pursuant to or in connection with any services agreements in existence as of the date of the Supplemental Indenture and any related agreements or arrangements, including reimbursement agreements, in each case with Excluded Projects, including any amendments, modifications, supplements, extensions, replacements or renewals (so long as any such agreement or arrangement, together with all such amendments, modifications, supplements, extensions, replacements and renewals as well as any related services agreements or related agreements or arrangements, including reimbursement agreements, taken as a whole, is not more materially disadvantageous to the Company and its Restricted Subsidiaries, taken as a whole, than the agreement or arrangement as in effect on the date of the Supplemental Indenture or, as determined in good faith by the Board of Directors of the Company, would not materially and adversely affect the Company’s ability to make payments of principal of and interest on the Notes); and (b) with respect to compliance with Section 4.11(a)(2)(B) (other than with respect to transactions or arrangements subject to clause (a)), (i) transactions with customers, clients, suppliers or sellers of goods or services in the ordinary course of business and otherwise in compliance with the terms of the Indenture, on terms that are fair to the Company or any of its Restricted Subsidiaries, as applicable, or are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arms-length basis from a Person that is not an Affiliate of the Company and (ii) transactions or arrangements pursuant to any other agreement or arrangement existing on the date of the Supplemental Indenture, including any amendments, modifications, supplements, extensions, replacements or renewals (so long as any such agreement or arrangement together with all such amendments, modifications, supplements, extensions, replacements and renewals, taken as a whole, is not materially more disadvantageous to the Company and its Restricted Subsidiaries, taken as a whole, than the original agreement or arrangement as in effect on the date of the Supplemental Indenture, unless any such amendments, modifications, supplements, extensions, replacements or renewals are imposed by any Gaming Authority or any other public authority having jurisdiction over the Company or any of its Restricted Subsidiaries, including, but not limited to, the government of the Macau SAR); and

Section 1.2	Waiver.

All past non-compliance or defaults under the Indenture arising or resulting from any failure by any person to comply with any of the provisions of the Indenture which are subject to the amendments set forth in Article I hereof (other than with respect to the clause 4.07(b)(8)(b) as amended pursuant to Section 1.1(d) above of this Supplemental Indenture) and any related provisions and definitions are hereby waived, and all such non-compliance and defaults under the Indenture shall cease to exist and any Event of Default arising therefrom will be deemed to have been cured for all purposes of the Indenture.

ARTICLE II

MISCELLANEOUS

Section 2.1	Definitions.

Capitalized terms used but not defined in this Supplemental Indenture shall have the meanings ascribed thereto in the Indenture.

Section 2.2	Confirmation of Indenture.

Except as amended hereby, the Indenture and the Notes are in all respects ratified and confirmed, and all the terms shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby, and all terms and conditions of both shall be read together as though they constitute a single instrument, except that in the case of conflict, the provisions of this Supplemental Indenture shall control.

Section 2.3	Acceptance.

In carrying out the Trustee’s and/or the Collateral Agent’s responsibilities hereunder, the Trustee and the Collateral Agent shall have all of the rights, protections, indemnities and immunities which it possesses under the Indenture. The Trustee assumes no responsibility for the correctness or completeness of the recitals contained herein. The Trustee makes no representations as to and shall not be liable for the validity or sufficiency of this Supplemental Indenture.

Section 2.4	Governing Law.

THE LAWS OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE AND THE NOTES WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICT OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

Section 2.5	Effectiveness.

The provisions of this Supplemental Indenture shall be effective immediately upon execution and delivery of this instrument by the parties hereto. Notwithstanding the foregoing sentence, the provisions of Article I of this Supplemental Indenture shall only become operative at the time when the Company pays the Holders who in aggregate hold not less than a majority of the outstanding principal amount of the Notes and who validly delivered the consents to the amendments to the Indenture all consent payments due to such Holders by the Company, in each case pursuant to and in accordance with the terms and conditions of the Consent Solicitation.

Section 2.6	Counterpart Originals.

This Supplemental Indenture may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of them together shall represent the same agreement.

Section 2.7	Severability.

In case any one or more of the provisions in this Supplemental Indenture shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.8	Effect of Headings.

The Section headings herein have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and will in no way modify or restrict any of the terms or provisions hereof.

Section 2.9	Successors and Assigns.

All agreements in this Supplemental Indenture by the Company shall bind their respective successors and assigns. All agreements in this Supplemental Indenture by the Trustee shall bind its successor and assigns.

Section 2.10.	Notices.

All notices, instructions, directions, requests and demands delivered in connection herewith shall be made according to Section 12.02 of the Indenture.

Section 2.11.	Conflicts with the Trust Indenture Act.

If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act of 1939, as amended (the “TIA”) that is required under the TIA to be part of and govern any provision of this Supplemental Indenture or Indenture, the provision of the TIA shall control. If any provision of this Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the day and year first above written.

THE COMPANY:

MCE FINANCE LIMITED

By:
Name:
Title:

THE TRUSTEE:

THE BANK OF NEW YORK MELLON

By:
Name:
Title: